UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Boxed, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

61 Broadway, Floor 30
Address of Principal Executive Office (Street and Number)

New York, New York 10006
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Boxed, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”).

As previously reported on the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023 and March 14, 2023, Boxed, LLC (the “Borrower”), the Company and its subsidiaries (collectively with the Company, the “Guarantors” and, the Guarantors together with the Borrower, the “Obligors”) entered into a forbearance agreement (the “Forbearance Agreement”) on March 1, 2023 by and among the Obligors, the BlackRock affiliated lenders (the “Lenders”) under that certain credit agreement, dated as of August 4, 2021 (as amended, the “Credit Agreement”), and the administrative agent for the Lenders (the “Administrative Agent”).  Pursuant to the Forbearance Agreement, the Lenders agreed to forbear any rights or remedies under the Credit Agreement, other applicable loan documents and applicable law, as well as any rights or remedies arising under that certain second lien credit facility, dated as of January 20, 2023 (the “Second Lien Credit Facility”), from a default or any cross-default under the Second Lien Credit Facility, to which the Lenders would otherwise be entitled, as further described in the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2023.

The Company has directed a considerable amount of time and effort toward discussions and negotiations with respect to the Forbearance Agreement as well as with regard to exploring strategic alternatives, restructuring the Company’s financing arrangements and related liabilities and improving liquidity.  The Forbearance Agreement requires the Borrower to satisfy certain milestones (as further described in the Company’s Current Reports on Form 8-K filed with the SEC on March 6, 2023 and March 14, 2023). The Company continues to have discussions with the Lenders and the Lenders have provided limited extensions for the satisfaction of these milestones to permit the Company and the Lenders to continue their discussions. The achievement of such milestones and the consequent outcome of the aforementioned discussions remains uncertain.  In consideration of the significant amount of time devoted by management with respect to the Forbearance Agreement and discussions with other stakeholders regarding the foregoing matters, which has also required a dedication of the Company’s personnel and resources that precluded the Company from completing the preparation and review of its financial statements and disclosures for the reporting period, the uncertainty regarding the achievement of applicable Borrower milestones and the time required by management to evaluate fully and disclose the potential consequences of such discussions in the Company’s financial statements and 2022 Form 10-K, the Company is unable to file its 2022 Form 10-K on or before the prescribed filing date without unreasonable effort or expense. The Company does not currently expect to file the 2022 Form 10-K on or before the fifteen-day extension period granted pursuant to Rule 12b-25 under the Securities and Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mark Zimowski	(646)	586-5599
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company’s day-to-day operations and business have experienced significant disruptions which have materially adversely affected the Company’s earnings, liquidity and cash flows. The Company’s net loss for the year ended December 31, 2022 is expected to increase to approximately $115 million as compared to approximately $69 million for the year ended December 31, 2021. The Company’s cash and cash equivalents are expected to decrease to approximately $21 million for the year ended December 31, 2022 as compared to approximately $105 million for the year ended December 31, 2021.

The above financial data for the year ended December 31, 2022 is preliminary and subject to the Company’s ability to complete and obtain required financial and other information and other financial closing procedures. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited or reviewed and does not express an opinion or any form of assurance with respect to, the data included above. This data does not constitute a comprehensive statement of the Company’s financial results for the year ended December 31, 2022 and the Company’s final numbers for this data may differ materially from these estimates.

Boxed, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2023	Boxed, Inc.

	By:	/s/ Mark Zimowski
	Name:	Mark Zimowski
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).